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Confidential

December 20, 2022

Mr. Robert Shapiro

Ms. Theresa Brillant

Ms. Jennie Beysolow

Mr. Donald Field

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	QuantaSing Group Limited (CIK No. 0001932770)
Response to the Staff’s Comments on

Draft Registration Statement on

Form F-1 Confidentially Submitted on November 9, 2022

Dear Mr. Shapiro, Ms. Brillant, Ms. Beysolow and Mr. Field,

On behalf of our client, QuantaSing Group Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 8, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 9, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. To facilitate your review, we have separately sent to you via email today a copy of the Registration Statement, marked to show changes to the Draft Registration Statement, and will, upon your request, deliver paper copies of the same to you.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊  • 桑西尼 •  古奇 •  罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Cover page

1.

We note your disclosure that you “intend to apply to list the ADSs on the [New York Stock Exchange]/[Nasdaq Stock Market].” Please revise to disclose whether your offering is contingent upon final approval of your [New York Stock Exchange]/[Nasdaq Stock Market] listing. Additionally, please ensure the disclosure is consistent with your underwriting agreement.

The Company acknowledges the Staff’s comment and has revised its disclosure in the second paragraph of the cover page of the Registration Statement. The Company further advises the Staff that this offering is contingent upon the final approval of Nasdaq Stock Market and that the Company will revise the disclosure to update the listing approval status once it is obtained prior to the completion of this offering.

2.

We note your response to comment 4 and reissue in part. We note that your discussion of the limitations on cash transfers appears to discuss solely those in the PRC and not Hong Kong where you also have a subsidiary. Please revise to discuss any limitations applicable to Hong Kong and make conforming revisions throughout the prospectus as applicable. Alternatively, tell us why it is not appropriate to do so. In addition, please revise to include a cross-reference to your discussion of limitations on your ability to transfer cash in your summary risk factors section. Lastly, in the associated list of cross-references related to cash transfers, please also provide a cross-reference to your consolidated financial statements.

The Company acknowledges the Staff’s comment and has revised its disclosure in the ninth and tenth paragraph of the cover page and pages 7, 10 and 69 of the Registration Statement.

3.

We note your response to comment 5 and reissue in part. Please revise to include Hong Kong in your disclosure about the availability of cash or assets in the business, given that you have a subsidiary in Hong Kong.

The Company acknowledges the Staff’s comment and has revised its disclosure in the tenth paragraph of the cover page and pages 7, 10 and 68 of the Registration Statement.

Prospectus Summary

Corporate History and Structure, page 3

4.

We note your response to comment 8 and reissue in part. Please expand your discussion about the relevant contractual agreements to include that the company may incur substantial costs to enforce the terms of the arrangements. Additionally, disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Alternatively, provide a cross-reference to the responsive disclosure later in the summary.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 5 and 9 of the Registration Statement.

Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 11

5.

We note your response to comment 12 and your statement that “[you]... have applied for and completed a cybersecurity review for this offering and listing pursuant to the Cybersecurity Review Measures.” Please revise to discuss in greater detail the application, when approval was granted and any material cybersecurity review findings. As a related matter, please revise your disclosure on page 61 that you are in compliance with the existing PRC laws and regulations regarding cybersecurity, data security and personal data protection in all material aspects. The disclosure here should not be qualified by materiality. Please make appropriate revisions to throughout the document.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 12 and 63 of the Registration Statement.

6.

We note your disclosure in the fourth paragraph that “if the Draft Rules Regarding Overseas Listing was implemented as proposed before this offering and listing is completed, [you] would be subject to the filing requirements with the CSRC for this offering and listing and might also be prohibited from completing this offering if any of the circumstances described in the Draft Rules Regarding Overseas Listing occurs.” Please revise to discuss in greater detail why the company “would be subject to the filings requirements with the CSRC” and why the offering and listing “might also be prohibited.” Please include enough information so that investors can fully understand how and why the Draft Rules Regarding Overseas Listing may or will be applicable to the company. Please revise the prospectus throughout accordingly.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 13, 62 and 63 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Results of Operations

Specific factors affecting results of operations, page 99

7.

We note per your response to prior comment 22 that there are 19 topics of curricula, with each topic including one free introductory course and one paid premium course, and therefore there are 19 premium courses generating revenue. Please confirm that our understanding is correct. Additionally, tell us if each of the 19 premium courses generated revenue, or if there is a concentration of courses that comprised the majority of the revenue for each period presented. Lastly, tell us the types of costs incurred each period for premium courses that have already been developed, and the expected period of time you expect premium courses to generate revenue.

The Company confirms that all the premium courses relating to the 19 topics generate revenue. However, there are more than 19 courses that generate revenues, as the premium courses of certain topics may be further divided into intermediary-level courses and advanced-level courses. The Company further submits that revenues from the financial literacy course series represented a significant portion of the total revenues. The Company has disclosed such information in the Registration Statement, including (1) the revenue breakdown of courses (financial literacy courses and other personal interest courses) under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 110 of the Registration Statement; (2) the risk factors in respect of the historical concentration on financial literacy courses under “Risk Factor” section on page 31 of the Registration Statement; and (3) the course offerings and course mode of the Company’s online learning services under “Business” section on pages 145 to 150 of the Registration Statement.

The Company further advises the Staff that the types of costs incurred each period for the premium courses that have already been developed mainly include (1) labor outsourcing costs, which primarily represent labor outsourcing service fees to service providers of part-time tutors for premium course, (2) staff costs, which primarily represent salaries and benefits for full-time employees responsible for content development, course operations, course tutoring and customer support for premium course, and (3) third-party service costs, which primarily include cloud service fees and service fees for third-party payment channels. The expected period of time for premium courses to generate revenue ranges from approximately one to 12 months, depending on the course type, contents and complexity.

Results of Operations

Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2021

Revenues from individual online learning services, page 113

8.

We note your revised disclosure in response to prior comment 23 but you do not quantify how changes in paying learners and average prices of your premium financial literacy courses translated to the $110 million increase in revenues for the year ended June 30, 2022. Please revise your disclosure to quantify in absolute dollar amounts how the aggregate 200,000 increase in number of paying learners and the increases in average price for financial literacy and personal interest courses contributed to the increase in revenues from individual online learning services. Additionally, please quantify and disclose the amount of the revenue increase attributable to the new personal interest courses launched in 2021.

The Company acknowledges the Staff’s comment and respectfully submits that it is not feasible, for the purpose of and in accordance with the accounting policies of revenue recognition, to quantify the absolute dollar amounts of the impact of the increases in the number of paying learners and average course prices. While the increases in the number of paying learners and average course prices were the most significant drivers of the Company’s revenue increase, according to the accounting policies for revenue recognition, the Company’s revenues were not recognized on an one-off basis but ratably over time in consideration of the Average Learning Period which differs for each course and certain other factors. (see F-27 of the Registration Statement for a detailed discussion of the Company’s accounting policy of individual online learning services). Therefore, the Company respectfully submits that it is not feasible to quantify the absolute dollar amount of revenue increase contributed by the increases in the number of paying learners and average course prices in accordance with the revenue recognition accounting policies, without having to net off the other factors that affect revenue recognition. Instead, the Company has included in its current disclosure the number of paying learners and the repeat purchase rate in corresponding reporting period to quantify, to the extent possible, the influence of increase in paying learners on the Company’s revenues, which the Company believes is consistent with the disclosure of public companies with similar business model and revenue recognition policies.

The Company further submits that it has quantified and disclosed the amount of revenue increase attributable to new personal interest courses on page 117 of the Registration Statement and has also revised its relevant disclosure on page 116 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(q) Revenue recognition

(ii) Enterprise services, page F-28

9.	Please revise your disclosure for enterprise services revenue to clarify how the marketing fees for completed referrals are determined consistent with your response to comment 27.

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-28 of the Registration Statement.

(s) Sales and marketing expenses, page F-30

10.

We note in your response to prior comment 28 that the costs of free introductory courses are classified as sales and marketing expenses. Please revise your disclosure here and in MD&A to more fully explain the nature of the costs included in sales and marketing and cost of revenues as provided in your response, and to clearly explain that costs associated with the development and delivery of your introductory courses are included in sales and marketing expenses and costs associated with the development and delivery of premium courses are included in cost of revenues.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 111 and F-30 of the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Peng Li, Chairman and Chief Executive Officer, QuantaSing Group Limited

Dong Xie, Chief Financial Officer, QuantaSing Group Limited

Hendry Pai, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Partner, Latham & Watkins LLP

Daying Zhang, Partner, Latham & Watkins LLP